EXHIBIT H

a)   Draft Notice

Allegheny Energy, Inc., et. al. (70-           )

Notice Requesting Authority to: Change Short-Term Debt Limits;
Issue Long-Term Debt; Participate in the Money Pool; Increase the
Money Pool; and Form Nonutility Special Purpose Subsidiaries

     Allegheny Energy, Inc. ("Allegheny"), 10435 Downsville Pike, Hagerstown, MD 21740-1766, a registered public utility holding company, its direct and indirect wholly owned public utility subsidiary, West Penn Power Company ("West Penn"), 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, Allegheny Energy Supply Company, LLC ("Genco"), R.R. 12, P.O. Box 1000, Roseytown, Penna., 15601, and Allegheny Energy Service Corporation, 10435 Downsville Pike, Hagerstown, MD 21740-1766, have filed a Post Effective Amendment to an Application - Declaration filed pursuant to Sections 6(a), 7, 9, 10, 12(a), 12(b), and 13, of the Act and under Rules 45, 53, and 54.

     In a series of orders issued in 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996, December 23, 1997, May 19, 1999, and
October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084, among other things, a Money  Pool was  established for Allegheny system companies.
In 70-9483 (Holding Co. Act Release No. 27101, dated
November 12, 1999), the Commission authorized the
formation of Genco. Genco was authorized to issue up to $200 million of short-term debt in the form of commercial paper, on an
as  needed  basis,  through  July  31,  2005.   Additionally,  the
Commission authorized Allegheny to loan Genco up to $100 million through July 31, 2005. Finally, the Commission in Holding Co. Act Release No. 27091
(70-9469, Order Authorizing Formation of Subsidiary Corporation and Special Purpose LLC, Issuance of Transition Bonds, Notes, and
Service   Agreement  (October  19,  1999)),  among  other  things,
authorized West Penn Funding Corp. ("WPFC") to loan West Penn up to $600 million in transition bonds proceeds.

     Applicants request that the Commission increase from $100 million to $300 million the authorized loans that Allegheny may make to Genco and increase from $200 million to $300 million the aggregate commercial paper that Genco may issue - with the limitation that both the loans and commercial paper when taken in the aggregate not exceed the authorized short-term debt ceiling of $300 million. Additionally, Applicants request that the
Commission: 1) authorize Genco to participate in the Money Pool up to its short-term debt aggregate of $300 million and increase the aggregate available in the Money Pool by $300 million to reflect the addition of Genco; 2) authorize Allegheny to issue long-term debt up to an aggregate amount of $138 million; 3) authorize Genco to issue long-term debt up to an aggregate amount of $400 million;
4) authorize Genco to issue letters of credit up to $100 million to support counterparty agreements and other trading agreements;
5) authorize WPFC to make additional loans to West Penn; and 6) authorize the formation of special purpose subsidiaries for the purpose of owning and managing intellectual property and other intangible assets. Each of the transactions will be subject to the same terms and conditions as contained in prior orders, as applicable.